FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2002

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                                   Marina Park
                                Sundkrogsgade 10
                               DK-2100 Copenhagen
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F   X    Form 40-F
                                      -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes        No  X
                                     -----     -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of a Statement issued by A/S STEAMSHIP COMPANY TORM (the "Company") to the Copenhagen Stock Exchange on May 31st, 2002 (Statement No. 18 - 2002).

Exhibit 1
---------


Kobenhavns Fondsbors
(The Copenhagen Stock Exchange)
Nikolaj Plads 6
1067 Copenhagen K








31st May 2002                            Statement No.  18 - 2002
                                         Contact Person: Mr. Klaus Kjarulff, CEO




TORM 1st Quarter Report 2002


     Enclosed please find Financial Report for 1st Quarter 2002, adopted by the Board of Directors of the Company on 31st May 2002.


Yours faithfully,
A/S Dampskibsselskabet TORM



N.E. Nielsen
Chairman

                                                                    NASDAQ: TRMD
                                                                       CSE: TORM



Highlights 1st quarter 2002

o   EBITDA result of DKK 62.8 million and net profit of DKK 6.1 million or DKK
    0.35 per share, excluding write-back of tonnage-tax effect, which is better than expected

o Estimated net profit for 2002 increased to DKK 415 million (previously DKK 40 million prior tax was estimated) due to slightly improved operational results and write-back of deferred tax (tonnage-tax)

o Shareholders approval for dual listing of the Company's share on the NASDAQ effective 16 April 2002

o The 3 tanker Pools outperformed the day-to-day spot market in difficult trading conditions

o Letter of Intent signed in first quarter and subsequently TORM and pool partners in May contracted a total of 7 LR1 panamax newbuildings at competitive prices

o Dry bulkmarket operations was loss making, although in line with expectations

o   Liner division achieved improved earnings

o Change in Danish accounting policies as a result of the enactment of the new Danish Company Accounting Act in addition to dual listing on the NASDAQ

Group financial highlights

--------------------------------------------------------------------------------
                                                                   Q1 2002
                                                                   DKKm    USDm
--------------------------------------------------------------------------------
PROFIT AND LOSS STATEMENTS
Net turnover                                                      519,8    61,3
Net earnings from shipping activities                              74,9     8,8
Profit from sale of vessels and interests                           4,8     0,6
Other operating income                                             12,3     1,4
Profit before depreciation
   and write-downs (EBITDA)                                        62,8     7,4
Profit before tax                                                   8,5     1,0
Net profit                                                          6,1     0,7
--------------------------------------------------------------------------------
BALANCE SHEETS
Fixed assets                                                      2.299     270
Total assets                                                      3.679     433
Shareholders' equity                                              1.103     130
Total liabilities                                                 2.201     259
Net interest bearing debt                                           834      98
Invested capital                                                  1.898     223
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
KEY FIGURES
Return on equity  *)                                         %      0,5
ROIC  *)                                                     %      0,3
EBITDA/net turnover  *)                                      %       12
Earnings per share (EPS)  *)                                       0,35    0,04
Market price per share end of period                               58,6     6,9
Equity ratio                                                 %       30
Investments in tangible fixed assets                     mill.      163      19
Number of shares                                         mill.     17,5
USD/DKK exchange rate end of period                                8,50
--------------------------------------------------------------------------------
*) Quarterly basis

Reconciliation to United States Generally Accepted
Accounting Principles as of March 31, 2002

--------------------------------------------------------------------------------
                                                                   Q1 2002
                                                                   DKKm    USDm
--------------------------------------------------------------------------------
PROFIT AND LOSS STATEMENTS
Profit as reported under
   Danish GAAP (restated)                                           6,1     0,7
Sales leaseback transactions                                        1,1     0,1
Provision for repair and
   capitalization of docking costs                                 -3,8    -0,4
Stock Option/Stock Grant                                           -1,1    -0,1
Unrealized losses on marketable securities                          0,8     0,1
Foreign currency translation                                        1,6     0,2
Derivative Financial Instruments                                    0,3     0,0
Tax effect of US GAAP Adjustments                                   0,3     0,0
                                                                    ___     ___
Net profit                                                          5,3     0,6
--------------------------------------------------------------------------------
Diluted earnings per share                                         0,30    0,04
--------------------------------------------------------------------------------

OUTLOOK FOR 2002


     Changes in Danish accounting policies increase the estimated EBITDA result from DKK 220 million to DKK 300 million. A sales gain derived from vessels sold in 2000 will affect the 2002 P&L Statement positively with a net profit of approximately DKK 15 million due to same changes in accounting policies. The profit forecast for the year, excluding extraordinary activities, is therefore expected to approximately DKK 55 million thus higher than originally estimated.


     The Company expects to enter into the tonnage tax programme resulting in a change in income taxation for shipping companies. Consequently an amount of approximately DKK 360 million due to write-back of deferred tax is expected to positively affect the P&L Statement in the second quarter of 2002. This change only applies to Danish GAAP. There will be no cash flow effect from this change.


     The total net profit for 2002 including above changes is thereafter expected to be DKK 415 million or DKK 23.66 per share.


     This forecast is based on actual fixtures for the first and second quarter while other quarters are estimates as shown in below table.

Estimated earnings for 2002 (USD/day)
--------------------------------------------------------------------------------
                          Product tankers                  Bulk vessels
                   MR          LR1          LR2        Panamax      Handysize

1. Quarter       15.305      17.569       19.875          6.259          5.292
2. Quarter       13.800      14.900       20.700          6.900          5.500
3. Quarter       14.750      16.000       20.000          6.750          6.250
4. Quarter       14.750      16.000       20.000          6.750          6.250
--------------------------------------------------------------------------------



FINANCIAL RESULTS 1ST QUARTER 2002

     Net income for the first quarter of 2002 was DKK 6.1 million or DKK 0.35 per share. As previously forecasted, the weakening tanker market resulted in a sharp drop in profits for the quarter as compared with last year. The Bulk operation was loss making although in line with expectations, whereas the Liner division recorded improved earnings.




------------------------------------------------------
Net earnings from shipping activities *)
------------------------------------------------------
DKKm                 Q1 2002                    Share
------------------------------------------------------
Tankers                74                         99%
Bulkers               -10                        -14%
Linie                  11                         15%
Offshore                0                          0%
------------------------------------------------------
Total                  75                        100%
------------------------------------------------------

*) Gross earnings minus operating costs, which comprise port expenses, bunkers, commissions, crewing, maintenance etc. and hire but excluding administration, interest and depreciation.

PRODUCT TANKERS

     Details of earnings in respect of the Company's product tankers for the first quarter, by category, were as follows:

Product tankers  - operating result for owned and chartered vessels:
                                                                   First quarter
                                                                        2002
LR2/Aframax
--------------------------------------------------------------------------------
Available earning days                                                     270
Average number of vessels                                                  3,0
TCE per earning days                                                    19.875
OPEX per earning days   *)                                              -4.732
Operating Cash Flow per earning days  **)                                4.668
--------------------------------------------------------------------------------

LR1/Panamax
--------------------------------------------------------------------------------
Available earning days                                                     357
Average number of vessels                                                  4,0
TCE per earning days                                                    17.569
OPEX per earning days   *)                                              -6.377
Operating Cash Flow per earning days  **)                                6.316
--------------------------------------------------------------------------------

MR/Handymax
--------------------------------------------------------------------------------
Available earning days                                                     523
Average number of vessels                                                  5,8
TCE per earning days                                                    15.305
OPEX per earning days   *)                                              -5.046
Operating Cash Flow per earning days  **)                               10.166
--------------------------------------------------------------------------------

*)    Operating expenses for owned vessels
**)  TCE earnings minus operating expenses and charter hire




     Higher oil prices, reduced demand, an unstable situation in the Middle East and the refinery maintenance season gave rise to unsatisfactory rate levels during the quarter. Results were nonetheless in line with expectations and, as mentioned, in excess of the day-to-day spot market.


     Low inventories, especially in the U.S., and the upcoming summer season when consumption of jetfuel and gasoline increases significantly, gives the Company cautious optimism for this activity in the second half.


     Significant scrapping took place during Q1 with about 6 million tons dwt being committed for demolition. Conversely, delivery of new vessels totalled 5 million dwt.


     The LR2 segment (100,000 dwt) was affected by a slow-down in demand for naphta in Japan and Korea, as well as a reduction in refinery capacity due to the refinery maintenance season taking place in both the Far East and the Caribbean. The LR1 vessels (80,000 dwt) were negatively impacted by reduced demand for jet fuel whereas in the MR market (45,000 dwt), a degree of excess tonnage capacity, especially in the Far East, contributed to weaker rates.


DRY BULK

     Newbuilding deliveries exceeded scrapping considerably during the quarter resulting in a downward pressure on freight rates especially in the Far East during the second half of the quarter. In expectation of a soft bulk market in the remainder of 2002 the division has hedged in excess of 75% of its freight for this period. However, the activity is expected to be loss making for the year.


     The bulk operations chartered in additional tonnage in anticipation of a longer term improvement in this sector.


LINER

     The liner operations achieved encouraging results. All eastbound sailings were fully booked at satisfactory rate levels, and westbound bookings were sufficient to warrant extra tonnage being chartered.


     The outlook for the second half is positive with further improvements in earnings expected.


OFFSHORE


     The two chartered vessels TORM HERON and TORM KESTREL performed in line with expectations. The activity is expected to contribute positively to the yea's result.


FINANCIAL ITEMS


     The average interest rate paid on loans and currency swaps for the first quarter of 2002 were 3.99% incl. margin. For 2002 and 2003, approximately 85% and 38% of the Company's interest rate exposure is hedged. A change in interest rates of 1% on the remaining variable debt would result in a change in interest expense of DKK 4 million for 2002.


     Additionally, as of March 31, 2002, the Company had holdings in Danish bonds with a market value of DKK 569 million. The annualised return for the period was 1.58%. If interest rates at year-end 2002 were to change by 1%, fair value of these investments would change by DKK 23 million.


ASSET MANAGEMENT


     Towards the end of the quarter, the Company signed a letter of intent, together with existing pool partners, to contract 7 newbuildings with 5 options LR1 product tankers of about 75,000 dwt at Hyundai in Korea for delivery first half 2004 and onwards. Of the 7 newbuildings and 5 options TORM has ordered 1 vessel and 1 option. The order further underlines the Company's commitment to maintaining a modern, state-of-the-art fleet.


     The joint order marks a further strengthening of the pool partnerships across the three existing pools, in as much as neither of these partners are currently members of the LR1 pool. Furthermore this is the first time TORM and its pool partners have joined forces in contracting of newbuildings.


DANISH GAAP ACCOUNTING POLICIES

     As a consequence of the enactment of the new Danish Company Accounting Act as per January 1, 2002 and the dual listing on the NASDAQ changes have been made to the accounting policies. The accounting policies listed below have been revised, while the remaining accounting policies have been consistently applied.

CAPITAL LEASES
     The bareboat arrangements for the vessels that the Company has entered into, which meet the definition of capital leases are accounted for by initially recognizing assets and related lease obligations at an amount equal to the present value of the underlying minimum lease payments measured at the beginning of the lease term. The capitalized leased assets are amortized according to the Company's depreciation policy for owned vessels. Prior the Company chose to treat these agreements as operating leases.

     The change in policy resulted in an increase in net income of DKK 1 million for the three-month period ended March 31, 2002 and resulted in a transitional adjustment to reduce shareholders' equity by DKK 15 million.

SALE AND  LEASE  BACK  AGREEMENTS
     Gains related to sale and lease back agreements are deferred and amortized in proportion to the gross rental on the time charter over the life of the related agreements. Prior all such gains were recognized at the date of the transaction.

     The change in policy resulted in an increase in net income of DKK 3 million for the three-month period ended March 31, 2002 and a transitional adjustment to reduce shareholders' equity by DKK 84 million.

SWAPS OF VESSELS
     The Company records the gain on the swap of ownership in vessels in the profit and loss statement at the date of the swap, except when the vessels are similar productive assets. During prior periods, any gain on the swap of vessels were recorded in the profit and loss statement at the date of the swap transaction, except when the vessels were sister vessels of equivalent age.

     The change in accounting policy resulted in a transitional adjustment to reduce shareholders' equity of DKK 7 million. There was no impact on net income as a result of this change in accounting policy.

DIVIDENDS
     Dividends are recorded as an obligation, when they are declared on the annual general meeting. Prior dividends were recorded as an obligation in the fiscal year to which they relate.

     The change in policy resulted in a transitional adjustment to increase shareholders' equity of DKK 73 million and had no impact on net income.

OWN SHARES
     Own shares are accounted for as a component of shareholders' equity at cost paid for such shares. In previous years, own shares were reflected as an asset and adjusted at market value through the profit and loss statement.

     The change in policy resulted in a decrease in net income of DKK 7 million for the three-month period ended March 31, 2002 and a transitional adjustment to reduce shareholders' equity of DKK 44 million.

FOREIGN CURRENCY  CONTRACTS AND DERIVATIVES
     Foreign currency contracts and derivatives are recorded at fair value in the balance sheet. For fair value hedges the change in fair value is set-off against the exchange rate adjustment of the hedged item. For cash flow hedges the change in fair value on the contract is recorded as part of the shareholders' equity and then transferred to the profit and loss statement when the hedged item is realized. The change in fair value on contracts that do not qualify for hedge accounting is recorded in the profit and loss statement at the end of each period. In prior periods, these contracts were accounted for as off-balance sheet items. The change in policy did not affect the income for the period while there was a transitional adjustment to reduce shareholders' equity by DKK 27 million.

MORTGAGE DEBT AND BANK LOANS
     Mortgage debt and bank loans relating to the financing of vessels are required to be recorded at the exchange rate prevailing at the balance sheet date. As these are considered an effective hedge of the vessels, the adjustment is recorded as part of the shareholders' equity and then transferred to the profit and loss statement when the vessel is sold. Prior the mortgage debt and bank loans relating to the financing of vessels in integrated entities were recorded at the historical exchange rate.

     The change in policy did not affect the income for the period. The change resulted in a transitional adjustment to reduce shareholders' equity by DKK 187 million.

     The following provides a summary of the impact on the results for the three-month period ended March 31, 2002:

----------------------------------------------------------------------------------------------
                                                 Historical       Adjustments       Restated
                                                       DKKm              DKKm           DKKm
----------------------------------------------------------------------------------------------
PROFIT AND LOSS STATEMENT
Net turn over                                            520                              520
Net earnings from shipping activities                     59                16             75
Profit from sale of vessels and interests                                    5              5
Other operating income                                    12                               12
Profit before depreciation                                42                21             63
Profit before tax                                         12                -4              8
Net Profit                                                 9                -3              6
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
BALANCE SHEET
Fixed assets                                           2.081               218          2.299
Total assets                                           3.434               245          3.679
Shareholders' equity                                   1.401              -298          1.103
Provisions                                               439               -64            375
Liabilities                                            1.594               607          2.201
Total liabilities and shareholders' equity             3.434               245          3.679
----------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------
Shareholders' equity                                                                     DKKm
Balance at January 1, 2002                                                              1.392
Transitional adjustment                                                                  -291
                                                                              ----------------
Adjusted balance at January 1, 2002                                                     1.102

Exchange adjustment of shareholders' equity
   in subsidiaries and associated companies                                               -13
Exchange adjustment of loans to independent units                                           7
Adjustment of derivatives and own shares                                                    1
Profit and loss statement                                                                   6
                                                                              ----------------
Shareholders' equity at March 31, 2002                                                  1.103
----------------------------------------------------------------------------------------------




----------------------------------------------------------------------------------------------
In addition to the factors and matters discussed elsewhere in this report,  important factors that, in TORM's view, could cause actual results to differ materially from those discussed in the forward  looking  statements  include the strengths of world  economies  and  currencies, general market  conditions,  including  fluctuations in charterhire  rates and vessel values, changes in demand in the shipping market, including the effect of changes in OPEC's petroleum production  levels and  worldwide  oil  consumption  and  storage,  changes in the  Company's operating  expenses,  including bunker prices,  dry-docking and insurance  costs,  changes in governmental  rules and  regulations  or actions taken by regulatory  authorities,  potential liability  from pending  future  litigation,  general  domestic and  international  political conditions, potential disruption of shipping routes due to accidents or political events, and other  important  factors  described  from time to time in the reports filed by TORM with the
Copenhagen    Stock    exchange    and    the    Securities    and    Exchange    Commission.
----------------------------------------------------------------------------------------------

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            A/S STEAMSHIP COMPANY TORM
                                                   (registrant)



Dated:  May 31st, 2002                            By: /s/ Torben Bager
                                                     --------------------------
                                                   Torben Bager
                                                   Vice President, Finance











03810.0001 #328010